Exhibit 99.2

2026

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

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BLUE GOLD

Your Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. Votes submitted electronically over the Internet must be received by 11:59 p.m., Eastern Time, on November 16, 2026.

INTERNET – www.cstproxyvote.com
Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares.

VOTE AT THE MEETING –
If you plan to attend the virtual online extraordinary general meeting, you will need your 12-digit control number to vote electronically at the extraordinary general meeting. To attend the extraordinary general meeting, visit:
https://www.cstproxy.com/bluegold/2026

MAIL – Mark, sign and date your proxy card and return it in the postage-paid envelope provided.

PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY.

▲ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▲

PROXY

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL PROPOSALS.

Please mark your votes like this **X**

1. As an ordinary resolution, that, subject to and conditional upon the passing of the resolutions set out in Proposals 3 and 4, the authorised and issued share capital of the Company be consolidated at a consolidation ratio of one-for-twenty (1:20), such that every 20 Class A ordinary shares of par value US$0.0001 each be consolidated into one (1) Class A ordinary share of par value US$0.002 each and every 20 preferred shares of par value US$0.0001 each be consolidated into one (1) preferred share of par value US$0.002 each, with effect from the passing of this resolution (the "Share Consolidation"), such that the authorized share capital of the Company be changed from US$50,000 divided into 400,000,000 Class A ordinary shares of par value US$0.0001 each and 100,000,000 preferred shares of par value US$0.0001 each to US$50,000 divided into 20,000,000 Class A ordinary shares of par value US$0.002 each and 5,000,000 preferred shares of par value US$0.002 each; that no fractional shares be issued in connection with the Share Consolidation and that any shareholder who would otherwise be entitled to a fraction of a share shall instead be issued one whole share of the relevant class that the Company's registered office provider be authorized and instructed to make all necessary filings with the Registrar of Companies of the Cayman Islands in connection with the Share Consolidation; and that the registered office provider and/or the transfer agent of the Company be authorized and instructed to update the register of members of the Company to reflect the Share Consolidation.

   FOR ☐ AGAINST ☐ ABSTAIN ☐

2. As an ordinary resolution, that the amendment to the Blue Gold Limited 2025 Equity Incentive Plan, in the form annexed as Appendix 2 to the Notice, to increase the number of Class A ordinary shares authorized for issuance under the plan by 300,000 Class A ordinary shares, from 300,000 to 600,000 Class A ordinary shares (in each case on a post-Share Consolidation basis, being an increase of 6,000,000 Class A ordinary shares, from 6,000,000 to 12,000,000, on a pre-Share Consolidation basis), be and is hereby approved.

   FOR ☐ AGAINST ☐ ABSTAIN ☐

3. As a special resolution, that, each of the resolutions passed as Proposals 1 and 2 at the extraordinary general meeting of the Company held on July 24, 2026 (being the resolutions relating to the reverse stock split within the Range and the amendment and restatement of the memorandum and articles of association conditional upon such reverse stock split, respectively) be and is hereby revoked in its entirety and shall be of no further force or effect, to the extent that such resolutions have not already been implemented.

   FOR ☐ AGAINST ☐ ABSTAIN ☐

4. As a special resolution, that, subject to and conditional upon the passing of the resolutions set out in Proposals 1 and 3, to amend and restate the amended and restated memorandum and articles of association of the Company currently in effect by their deletion in their entirety and the substitution in their place with the second amended and restated memorandum and articles of association of the Company, in the form annexed as Appendix 1 to the Notice (the "Second Amended M&A"), to reflect the Share Consolidation, with effect at the same time as the Share Consolidation takes effect; to authorize the Company's registered office provider to file this resolution and the Second Amended M&A with the Registrar of Companies of the Cayman Islands within fifteen (15) days of the passing of this resolution; and to authorize any director or officer of the Company to take such administrative actions and execute such documents as may be necessary to give effect to the foregoing resolutions, provided that nothing in these resolutions confers on the Board or any director or officer of the Company any discretion as to whether, when or at what ratio the Share Consolidation takes effect.

   FOR ☐ AGAINST ☐ ABSTAIN ☐

CONTROL NUMBER

Signature__________________ Signature, if held jointly__________________ Date________2026.

Note: Signature should agree with name printed hereon. If shares are held in the name of more than one person, EACH joint owner should sign. Executors, administrators, trustees, guardians, and attorneys should indicate the capacity in which they sign. Attorneys should submit powers of attorney.

Important Notice Regarding the Internet Availability of Proxy Materials for the Extraordinary General Meeting of Shareholders to be held on November 17, 2026 To view the 2026 Extraordinary General Meeting Proxy Statement, and to Attend the Extraordinary General Meeting, please go to: https://www.cstproxy.com/bluegold/2026 FOLD HERE DO NOT SEPARATE INSERT IN ENVELOPE PROVIDED . PROXY THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The undersigned appoints and , and each of them, as proxies, each with the power to appoint his substitute, and authorizes each of them to represent and to vote, as designated on the reverse hereof, all of the Class A ordinary shares of Blue Gold Limited held of record by the undersigned at the close of business on November 4, 2026, at the Extraordinary General Meeting of Shareholders of Blue Gold Limited to be held on November 17, 2026, or at any adjournment thereof. THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS INDICATED. IF NO CONTRARY INDICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF PROPOSAL 1, PROPOSAL 2, PROPOSAL 3 AND PROPOSAL 4, AND IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED AS PROXY HEREIN ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE EXTRAORDINARY GENERAL MEETING. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS. (Continued and to be marked, dated and signed on the other side)